November 30, 2018

FORM C-AR: Annual Report

Napa Valley Limoncello Company, LLC



**ANNUAL REPORT FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2017**

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Napa Valley Limoncello Company, LLC, a California limited liability company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Unsecured Promissory Notes offered by the Company pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended, for the fiscal year ended December 31, 2017. A copy of this report may be found on the company's website at www.napadistillery.com.

The Company raised $612,313.86 from investors in the offering of Securities described in the previously filed Form C and this Form C-AR. The minimum amount of Securities that could be purchased was $100.00 per Purchaser (which could have been waived by the Company, in its sole and absolute discretion). The Company had the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. No federal or state securities commission or regulatory authority has recommended or approved the securities. The U.S. Securities and Exchange Commission ("SEC") does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to

Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.napadistillery.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold by the Company or another party, or 5) the liquidation or dissolution of the Company.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company

undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. We have sold Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

BUSINESS

Napa Valley Limoncello Company, LLC (the "Company") is a California Limited Liability Company, formed on February 13, 2009. The Company is currently also conducting business under the names of "Napa Valley Distillery," "Napa Spirits," "Old Hollywood Ginn", and "Rumslinger." The Company's principal office is located at 2485 Stockton Street, Napa, CA 94559.The Company's website is www.napadistillery.com. The information available on or through our website is not a part of this Form C-AR. The address of counsel to the issuer for copies of notices is BEVILACQUA PLLC, 1050 Connecticut Avenue, NW, Suite 500, Washington, DC 20036, Attention: Louis A. Bevilacqua, Esq.

Description of the Business

We are manufacturers of small batch craft spirits and liqueurs. We focus on creating innovative distilled spirits that are primarily sold directly to consumers, which is uncommon in California. Taking a page out of the wine industry playbook, we have improved upon the direct-to-consumer model by offering ways for consumers to tour, taste, learn about, and purchase craft spirits directly from the distillery.

Our first product was a Limoncello-inspired Meyer lemon liqueur that was blended from local Meyer lemon peels. Today, we offer a wide range of small-batch and limited-release spirits and cocktails and have two locations in the Napa Valley area: the main 12,000-square-foot production facility with a tasting salon and event center as well as a separate vintage bar shop and tasting room located inside the Oxbow Public Market in downtown Napa.

Business Plan

We wholesale our products to bars and distributors and sell them directly to consumers via four separate retail channels: 1) bottle sales out of our two retail locations (Distillery and Tasting Salon), 2) annual Bar Club Memberships, 3) website sales, and 4) private events. We also operate

consumer distillery tours and craft spirits instructional tasting experiences out of both of our retail locations and operate an event center out of our main facility.

- **Bottle sales**: Individual 375 ml bottles generally retail between $20 and $40
- **Bar Club**: Members receive four shipments per year and are billed $320 annually or $85 quarterly (does not include tax and shipping)
- **Distillery Tour and Grand Salon Tasting**: $30 per person with reservations available for up to 35 people
- **Oxbow Tasting Room Craft Spirits Tasting Flight**: $15 per person with reservations available for up to 12 people

We promote a culture of quality and integrity in all aspects of our business, including the exceptional team we hire and train, the premium ingredients used to make our products, and the décor of our spaces. We invite all stakeholders to share in this culture with us. This commitment fosters lasting relationships with our guests. We continually invest in our employees, to ensure they are treated and trained well to deliver a superior guest experience. This vision reflects our goal to be a place of hospitality.

History of the Business

The Company was founded by Arthur and Lusine Hartunian in 2009 out of our passion for craft spirits and cocktails.

The Company's Products and/or Services

Product / Service	Description	Current Market
Craft Spirits	Store and online sales of spirits such as Vodka, Brandy, Gin, and Rum	Consumers above the age of 21
Cocktail Mixers	Store and online sales of cocktail bitters, syrups, shrubs, and tinctures	Consumers above the age of 21
Bar Club Membership	Store and online sales of bar club memberships. The Company's Bar Club members get up to 25% off four quarterly shipments of spirits and cocktail essentials. Each shipment contains over $100 worth of products.	Consumers above the age of 21

Retail Sales at Distillery & Grand Tasting Salon	The Distillery and Grand Tasting Salon is fully open to the public. Distillery operations are located on one lot with two separate industrial buildings (Building A and Building B) that encompass 12,000 square feet and 35 parking spaces. We providet tours and tastings on site, which has helped drive retail sales and Bar Club memberships.	Consumers above the age of 21
Oxbow Public Market Tasting Room and Bar Shop	Retail sales at our satellite distilled spirits tasting room and bar shop in the Oxbow Public Market located in downtown Napa, California. At this facility, visitors can sample and purchase our locally made craft spirits and artisanal cocktail bitters or browse through other bar essentials and novelties for sale.	Consumers above the age of 21

We plan to build out a full kitchen and operate a small restaurant in our main location and develop an additional tasting bar, hospitality lounge, and event center in a second building within our main location. Additionally, we plan to increase the production of our current lines and develop additional craft spirits. We intend to increase wholesale sales through our newly signed agreement with a distribution company in California and New York. We plan to launch a newly developed exclusive wholesale channel with five new products in January 2019. These five new products will not be available in the Tasting Room. We also plan to pursue export opportunities.

Competition

The Company's primary competitors are other small batch producers of craft spirits.

We are one of the first distilleries in the city of Napa since Prohibition. We also operate a stand-alone spirits tasting room in California and we expect to be one of the first direct distilleries in California to operate an onsite restaurant under the new ABC license that the founder was involved in creating. We helped pioneer the direct to consumer sales of spirits in California. Napa Valley Distillery focuses on creating innovative distilled spirits that are primarily sold directly to consumers (DTC), which is uncommon in California. Borrowed from the wine industry, the company has taken this proven high-margin DTC model a step further by creating unique experiences and ways for consumers to tour, taste, learn about, and purchase craft spirits directly from the distillery. This advantage separates us from other in-state spirits brands and gives us the opportunity to provide a unique experience that builds customer loyalty and increases profit margins.

The company's founder, Arthur Hartunian, took a leadership role in the industry by organizing California's first distiller's association, the California Artisanal Distiller's Guild (CAGD). As the founding president of the industry association, Mr. Hartunian, along with the co-founders of the CADG, were instrumental in the passage of the Craft Spirits Tasting Law of 2013 and Craft Distillers Act of 2015. This Act is one of the most significant change in the laws governing California spirits since 1933 and without which, the Company's business model would not be viable.

The spirits industry is competitive and, with respect to craft spirits, highly fragmented. While thousands of independent craft distilleries remain spread across the U.S., there have been some notable acquisitions by larger spirits producers.

Supply Chain and Customer Base

Raw materials essential to our businesses are purchased worldwide in the ordinary course of business from numerous suppliers. In general, these materials are available from multiple sources. We have successfully secured the materials necessary to meet our requirements.

Our customers are individuals all over the United States above the age of 21 who have interest in premium distilled spirits and cocktails and the cocktail and bar lifestyle.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Lusine Hartunian

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Assistant Director of Operations - February 2009 to Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Assists Director of Operations with strong focus on retail sales channels.

Name
Arthur Hartunian

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director of Operations, Head Spirits Maker - February 2009 to current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Oversees all aspects of business and business development. Creates formulas and products. Works with production team to make products.

Other Disclosure

Arthur Hartunian filed for personal bankruptcy related to previous business interests in an insurance agency that was affected by the 2008 economic collapse.

Control/Major Decisions

The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Managing Member
Incurrence of indebtedness	Managing Member
Sale of property, interests or assets of the Company	Managing Member
Determination of the budget	Managing Member
Determination of business strategy	Managing Member
Dissolution of liquidation of the Company	Managing Member

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 14 employees in California, USA.

Regulation D, Rule 506(c) Offering

We may offer and sell securities in additional private placements in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 506(c) and the provisions of Regulation D promulgated thereunder. Although we will be generally soliciting and advertising these Rule 506(c) offerings, sales will only be made to accredited investors as that term is defined in Rule 501(a) of Regulation D and we will take reasonable steps to verify that all investors in the Rule 506(c) offering are "accredited investors." We expect that any 506(c) offerings will be conducted through a registered broker-dealer affiliate of the Intermediary.

Regulation A Follow-On Initial Public Offering

As we continue to expand through our franchise initiatives, we expect to conduct an initial public offering of our common stock pursuant to Regulation A under the Securities Act of 1933. We hope to raise up to $5,000,000 through a Regulation A public offering.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our distilled spirits is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved distilled spirits and thus may be better equipped than us to develop and commercialize distilled spirits. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our distilled spirits will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials and basic ingredients for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of raw materials and basic ingredients in our products, or from whom we acquire such items, do not provide raw materials and basic ingredients which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material and basic ingredient.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

As a manufacturer and retailer of distilled spirits and third-party items, our business depends on developing and maintaining close and productive relationships with our vendors.

We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the US or in other countries in which we may operate in the future may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products

and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by keeping hard data in a safe environment.

We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations.

We are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, including those which may relate to emissions of greenhouse gases, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Arthur Hartunian, Lusine Hartunian, Ian Winget, Paul Martin, and Tim Espinoza who are Director of Operations, Assistant Director of Operations, Director of Retail Sales, Lead Brand Ambassador, and Production Manager of the Company. The Company has entered into employment agreements with Arthur Hartunian, Lusine Hartunian, Ian Winget, Paul Martin, and Tim Espinoza although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Arthur Hartunian, Lusine Hartunian, Ian Winget, Paul Martin, and Tim Espinoza or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks and licenses in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property

rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Arthur Hartunian, Lusine Hartunian, Ian Winget, Paul Martin, and Tim Espinoza in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Arthur Hartunian, Lusine Hartunian, Ian Winget, Paul Martin, and Tim Espinoza die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, excise, property and goods and services taxes, in both state and federal jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term

changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of chemicals, raw materials, crops or other commodities, fuel prices and government-sponsored agricultural and livestock programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of chemicals, raw materials, food ingredients and other agricultural products as well as aluminum, glass jars, plastic trays, corrugated fiberboard and plastic packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism.

Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Significant additional labeling or warning requirements may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

The process of blending and proofing down of spirits utilizes a large amount of water.

Parts of the country have been experiencing a severe drought for the last several years. While there are currently no restrictions on our use of water based on the drought, we cannot predict whether such restrictions may be put in place in the future. This region has faced drought conditions in the past, and any future droughts could materially and adversely affect our ability to source hops in the future.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.

Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We source certain packaging materials, bottles, corks, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.

Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our

inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

Our spirits business uses oak barrels to age certain spirits we produce.

We compete with wine producers and other spirits producers for such oak barrels, which may be in limited supply. If we are unable to purchase a sufficient number of oak barrels at commercially reasonable prices, it could have a material adverse effect on the growth prospects, financial condition and results of operations of our business.

Most of our distribution relationships are governed by state laws that in certain respects may supersede the terms of any contractual relationships.

Under most of these state laws, distribution agreements for spirits can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a spirits supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. A minority of states have enacted similar laws governing distillery-distributor relationships. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the spirits distribution industry, which could adversely affect the financial stability of distributors on which we rely.

We are subject to governmental regulations affecting our distillery and tasting rooms.

Federal, state and local laws and regulations govern the production and distribution of beer and spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate our distillery we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Our tasting rooms [and kitchens] are subject to alcohol beverage control regulations that generally require us to apply to a state authority for a license that must be renewed annually and may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of our tasting rooms and kitchens, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.

Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

Sales of a limited number of products and flavors contributed all of our historical profitability and cash flow.

A reduction in the sale of our products would have a material adverse effect on our ability to remain profitable and achieve future growth. All of our net sales for the year ended December 31, 2016 resulted from sales of our distilled spirits products and cocktails items. During the year ended December 31, 2016, approximately 65% of our sales came from sales of our distilled spirits. the remainder came from our secondary items such as gifts and cocktail items. We cannot be certain that we will be able to continue to commercialize or expand distribution of our existing of products or that any of our future products will be accepted in their markets. Any inability on our part to stay current with consumer trends through new products could have a material adverse effect on our business performance.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our products:

- the introduction of competitive products;
- changes in consumer preferences among distilled spirits products;
- changes in awareness of the social effects of production;
- changes in consumer perception about trendy products;
- changes in consumer perception regarding the healthfulness of our products;
- the level and effectiveness of our sales and marketing efforts;
- any unfavorable publicity regarding our products or similar products;
- any unfavorable publicity regarding our brand;
- litigation or threats of litigation with respect to our products;
- the price of our products relative to other competing products;
- price increases resulting from rising commodity costs;
- any changes in government policies and practices related to our products, labeling and markets;

- regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

- new science or research that disputes the healthfulness of our products; and

- adverse decisions or rulings limiting our ability to promote the benefits of popcorn products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.

We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

We are subject to risks associated with leasing property subject to long-term non-cancelable leases.

We do not own any real property and our distillery is located on a leased premises. Our lease has a term of 10 years and provides for two five-year renewal options as well as for rent escalations. We generally cannot cancel the lease. If we close the business, we may still be obligated to perform our monetary obligations under the lease. We depend on cash flows from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities we may not be able to service our lease expenses.

Increased food commodity and energy costs could decrease our operating profit margins.

Our profitability depends on our ability to anticipate and react to changes in the price and availability of food commodities, including among other things beef, poultry, grains, dairy and produce. Prices may be affected due to market changes, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or other reasons. Other events could increase commodity prices or cause shortages that could affect the cost and quality of the items we buy or require us to further raise prices or limit our menu options. These events could impact our pricing and negatively affect our sales and profit margins. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be accepted by our guests.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach may now be required.

HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have required restaurants to develop and implement HACCP Systems, and the United States government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise impact our business.

We are subject to the ADA, which, among other things, requires our restaurant to meet federally mandated requirements for the disabled.

The ADA prohibits discrimination in employment and public accommodations on the basis of disability.

Under the Americans with Disabilities Act, we could be required to modify our restaurant to provide service to, or make reasonable accommodations for the employment of, disabled persons.

We are subject to the INS and must comply with federal immigration law.

Our employment practices are subject to the requirements of the Immigration and Naturalization Service relating to citizenship and residency.

Legislation and regulations requiring the display and provision of nutritional information for our menu offerings, and new information or attitudes regarding diet and health or adverse opinions about the health effects of consuming our menu offerings, could affect consumer preferences and negatively impact our business, financial condition and results of operations.

We serve food and alcoholic beverages. Government regulation and consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the health effects of consuming our menu offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of our menu offerings, or laws and regulations requiring us to disclose the nutritional content of our food offerings. For example, a number of states, counties and cities have enacted menu labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information to customers, or have enacted legislation restricting the use of certain types of ingredients in restaurants. Furthermore, the Patient Protection and Affordable Care Act of 2010 (the "PPACA") establishes a uniform, federal requirement for certain restaurants to post certain nutritional information on their menus. The imposition of menu-labeling laws, nutritional information disclosure and public sentiment could have an adverse effect on our results of operations and financial position, as well as the hospitality industry in general.

Our insurance may not provide adequate levels of coverage against claims.

We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Because our distillery is in a single area, we are susceptible to economic and other trends and developments, including adverse weather conditions, in this area.

Our financial performance dependent on our distillery located in Napa, CA. As a result, adverse economic conditions in this area could have a material adverse effect on our overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on our business. Temporary or prolonged closures may occur and guest traffic may decline due to the actual or perceived effects of future weather related events.

Because our business is seasonal, with the highest volume of net sales during the second, third and fourth quarters, adverse events during those periods could materially affect our financial statements as a whole.

We generally recognize our highest volume of net sales during the holiday selling season, which occurs in the fourth quarter of our fiscal year. In anticipation of this holiday, we purchase substantial amounts of seasonal inventory. Adverse events, such as deteriorating economic conditions, higher unemployment, higher gas prices, public transportation disruptions, or unanticipated adverse weather could result in lower-than-planned sales during the holiday season. An excess of seasonal merchandise inventory could result if our net sales during the holiday selling season fall below seasonal norms or expectations. If our fourth quarter sales results were substantially below expectations, our financial performance and operating results could be adversely affected by unanticipated markdowns, especially in seasonal merchandise.

Our profitability may be negatively affected by inventory shrinkage.

We are subject to the risk of inventory loss and theft. We experience significant inventory shrinkage and cannot be sure that incidences of inventory loss and theft will decrease in the future or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our business and results of operations could be affected adversely.

Failure to execute our inventory management process could adversely affect our business.

We must also properly execute our inventory management strategies by appropriately allocating merchandise among our stores, timely and efficiently distributing inventory to stores, maintaining an appropriate mix and level of inventory in stores, appropriately changing the allocation of floor space of stores among product categories to respond to customer demand and effectively managing pricing and markdowns, and there is no assurance we will be able to do so. Failure to effectively execute our inventory management strategies could adversely affect our performance and our relationship with our customers.

Our advertising and marketing efforts may be costly and may not achieve desired results.

We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

Risks Related to the Securities

The Notes will not be freely tradable until one year from the initial purchase date. Although the Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Notes. Because the Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Notes may also adversely affect the price that you might be able to obtain for the Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the offering the Company's current owners of 20% or more beneficially own up to 96.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Securities will be effectively subordinate to any of our debt that is secured.

The Securities will be unsecured, unguaranteed obligations of the Company and will be effectively subordinated to any present or future secured debt obligations that we may incur in the future to the extent of the value of the assets securing that debt. The effect of this subordination is that if we are involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of our secured debt, if any, our assets that secure debt will be available to pay obligations on the Securities only after all debt under our secured debt, if any, has been paid in full from those assets. Holders of the Securities will participate in any remaining assets ratably with all of our other unsecured and unsubordinated creditors, including trade creditors. We may not have sufficient assets remaining to pay amounts due on any or all of the Securities then outstanding.

We are permitted to incur more debt, which may increase our risk of the inability to pay interest and principal on the Securities when it comes due.

We are not restricted from incurring additional debt or other liabilities. If we incur additional debt or liabilities, your security may be subordinate to the payment of principal or interest on such other future debt and our ability to pay our obligations on the Securities could be adversely affected. We expect that we will from time to time incur additional debt and other liabilities. In addition, we are not restricted from paying dividends or issuing or repurchasing our equity interests.

The provisions of the Securities relating to a liquidation event or change of control transactions will not necessarily protect you.

The provisions in the Securities will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would to trigger these protective provisions. Except in certain circumstances, the Securities will not permit the holders of the Securities to require us to repurchase the Securities in the event of a takeover, recapitalization or similar transaction.

We may not be able to repurchase all of the Securities upon a liquidation event or change of control repurchase event.

Upon the occurrence of events constituting a liquidation event or change of control, we will be required to offer to repurchase the Securities. We may not have sufficient funds to repurchase the Securities in cash at such time or have the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the Securities for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

We are only required to make payments under the Notes to the extent our business generates revenues.

The Notes do not have a maturity date or other date when payment in full of our obligation under the Notes must be made. Instead, we are required to pay a percentage of our revenues on a

quarterly basis to all holders of the Notes. The amount of each quarterly payment, if any, will depend on the amount of revenues that we generate in a particular quarter. Your quarterly payments will fluctuate based upon our revenues each quarter and may decline over time if our revenues decline over time.

Your investment is capped at a 1.5X return

Your investment in our company does not provide you with any ability to participate in our revenues or profits after you are repaid an amount equal to 1.5x your investment amount. Upon receiving 1.5x your investment amount, all obligations of our company under the Notes will be satisfied in full.

We may not be able to generate sufficient cash flow to meet our payment obligations on the Securities.

Our ability to generate sufficient cash flow from operations to make scheduled quarterly payments on the Securities will depend on our future financial performance, which will be affected by a range of economic, competitive, and business factors, many of which are outside of our control. If we do not generate sufficient cash flow from operations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of the agreements governing our indebtedness then outstanding. Our inability to generate sufficient cash flow to make payments on the Securities would severely negatively impact your investment in the Securities.

You will not have a vote or influence on the management of the Company.

Substantially all decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser, will have a very limited ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

Intellectual Property and Research and Development

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
4048931	Beverage alcohol	RUMSLINGER	April 5, 2011	November 1, 2011	USA
5096413	Beverage Alcohol	BRANBOUR	June 12, 2015	December 6, 2016	USA
5105894	beverage alcohol	JUNGLE GIN	June 12, 2015	December 20, 2016	USA
4716749	beverage alcohol	SON OF A BOURBON	February 23, 2012	April 7, 2015	USA
4410811	beverage alcohol	Old Hollywood Gin	February 23, 2013	October 1, 2013	USA

We are constantly developing and innovating new spirits, consumer items, and customer experiences. We do not allocate a distinct portion of our operating budget to research and development.

Real Property

The Company owns or leases the following real property:

Property Address	Own or Lease	Description
2495 Stockton Street Napa, CA 94559	Lease	12,000 square foot production facility, corporate office, and tasting room consisting of 2 buildings (9000 & 3000 sq. ft respectively).
610 First Street #8 Napa, CA 94559	Lease	450 square foot space located inside the Oxbow Public Marketing. Used for tastings and retail sales.

Governmental/Regulatory Approval and Compliance

Our business has been and will continue to be subject to the Alcohol and Tobacco Tax and Trade Bureau, the California ABC, and various other U.S. laws and regulations. Failure to comply with

these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies.

Most of our operations are affected by national, state, and/or local environmental laws. We have made, and intend to continue to make, the expenditures necessary for compliance with applicable laws.

Following is a summary of the material governmental licenses that we require to operate our business.

Agency	Description of License
Alcohol and Tobacco Tax and Trade Bureau	**DSP** - Basic Permit for the production, distillation, storage and sale of beverage alcohol.
California Department of Beverage Alcohol Control	**Type 3 - Brandy Makers License** - The right to produce, blend, distill, store and sell Brandy and Wine. **Type 6 - Still License** - The right to own and operate a still in California. **Type 74 - Craft Distillers License** - The right to produce, blend, distill, store and sell spirits of all kinds.

Litigation
None

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	LLC/Membership Interests
Amount outstanding	100% of Membership Interests
Voting Rights	Holders of membership interests have the right to vote on all matters coming before the members of the Company under the operating agreement of the Company.
Anti-Dilution Rights	Per operating agreement
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Holders of Membership Interests are the only holders of voting rights of the Company and will be responsible for making major corporate decisions regarding the Company.

Percentage ownership of the company by the holders of such securities (assuming conversion prior to the offering if convertible securities).	100.0%

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	California Bank and Trust
Amount outstanding	$112,000
Interest rate and payment schedule	5%
Amortization schedule	5 years
Describe any collateral or security	None
Maturity date	December 31, 2018

Since the Offering, we have paid off almost all of our outstanding debt. As of the date of this Form C-AR, $112,000 of bank loan debt to California Bank and Trust still remains. We anticipate paying off this amount of debt in full by December 31, 2018.

The Company may offer it securities in a separate securities offering that occurs simultaneously with, or following this offering. The terms of such other securities offering may be different from and better than the terms offered to investors in this offering.

Ownership

A majority of the Company is owned by a few individuals listed below: - Arthur Hartunian - Lusine Hartunian - Gary Agajanian

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Arthur Hartunian	48.0%
Lusine Hartunian	48.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Results of Operations

From January 1, 2017 to December 31, 2017.

During the period from December 1, 2017 – December 31, 2017, we have had minimal operations and have devoted most of our efforts to developing our business plan, attempting to raise capital, and establishing an accounting system and other administrative functions. We have generated only minimal royalty revenue and incurred $0 in losses since inception.

Operations

We believe that our historical growth in prior earnings and cash flows are indicative of potential future earnings and cash flows because we have developed a strong following and our customer base has shown signs of continued growth.

The Company intends to improve profitability in the next 12 months by lowering costs and increasing revenue by offering additional consumer products such as individual food items and food and cocktail pairings.

The Company's monthly expenses on average are currently $125,000 per month.

Liquidity and Capital Resources

The proceeds of the offering are not necessary to the operations of the Company. We do not need the proceeds to sustain our business operations. We are seeking capital only to expand and grow revenues. The Offering proceeds are important to our operations. While not dependent on the offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company has the following sources of capital in addition to the proceeds from the Offering:

$112,000 of bank loan debt to California Bank and Trust.

Capital Expenditures and Other Obligations

The Company has made the following material capital expenditures in the past two years:

Over the past two years we have purchased equipment and inventory, and have made lease improvements.

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties

The Company does not currently believe it is subject to any trends or uncertainties.

Trends and Uncertainties

The Company does not currently believe it is subject to any trends or uncertainties.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company offered Notes for up to $1,070,000 and did not reject any subscriptions. The Company raised $612,313.86 from investors in the offering of Securities described in the previously filed Form C and this Form C-AR.

Subscription Agreements were not binding on the Company until accepted by the Company, which reserved the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejected all or a portion of any subscription, the applicable prospective Purchaser's funds were returned without interest or deduction.

The minimum amount that a Purchaser may have been invested in the Offering is $100.00.

The Offering was made through First Democracy VC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

7.0% of the amount raised.

Stock, Warrants and Other Compensation

The intermediary received a Note in a principal amount that is equal to 2% (two percent) of the aggregate principal amount of all Notes issued in the Offering.

Transfer Agent and Registrar

The Company acted as transfer agent and registrar for the Securities.

The Securities

We requested that each Purchaser review our organizational documents, the Subscription Agreement and the Revenue Loan Agreement in conjunction with the following summary information.

Payments under the Notes

The Revenue Loan Agreement establishes the terms and conditions of the Notes. Pursuant to the Revenue Loan Agreement, the Company is offering a revenue participation interest of 10% to investors in the offering. The minimum investment is $100.00. The Notes require quarterly repayment by the company out of gross revenues of the Company. There is no set maturity date. The amount of each quarterly repayment will depend on the revenues of the Company in the applicable quarter. The Company is required to repay the note at a rate of 10% of the total revenue per quarter, which payments are made quarterly (subject to a 1 month one time deferment). The Company's obligations with respect to the repayment of the Notes will expire upon the Company's repayment of 1.5x of the amount of the Notes ("Repayment Amount"). The Notes will not accrue interest per se, but rather will require the repayment of the full Repayment Amount. The Notes are pre-payable by the Company at its option. The Company may pay off all of the Notes in their entirety at any time by paying the holders any unpaid part of the Repayment Amount of the Note. The Company may make partial prepayments, provided that all partial prepayments shall be made pro rata among all of the note holders based on the amount of their Notes to the Company. The Notes will not require a prepayment penalty.

Beginning on the Payment Start Date, Company shall make quarterly payments to note holders until the Repayment Amount is paid in full.

The Notes will be considered paid in full and this agreement will terminate when the Company has paid the holders the Repayment Amount (1.5x the amount of the loan).

No Security

The Notes are not secured.

Subordination

The Notes are not subordinate to other indebtedness of the Company, but would be subordinate to any senior secured debt that the Company incurs in the future.

Events of Default

The Notes contain standard events of default such the Company's failure to pay principal and/or interest on the Notes, liquidation of the Company and voluntary or involuntary bankruptcy proceedings of the Company.

Voting and Control

The Securities do not have any voting rights.

The following table sets forth who has the authority to make the certain Company appointments:

Appointment of the Managers or Board of Directors of the Company	Managers
Appointment of the Officers of the Company	Managers

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

The Securities being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/ father/ daughter/ son/ sister/ brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest

The Company has not engaged any transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its security holders.

OTHER INFORMATION

This Annual Report is being filed more than 120 days after the Company's fiscal year end.

Bad Actor Disclosure: None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Arthur Hartunian
(Signature)

Napa Valley Limoncello Company, LLC
(Name)

Managing Member, Master Spirits Maker
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Arthur Hartunian
(Signature)

Napa Valley Limoncello Company, LLC
(Name)

Managing Member, Master Spirits Maker
(Title)

November 30, 2018
(Date)

I, Arthur Hartunian, certify that: (1) the financial statements of the issuer included in this Form C-AR are true and complete in all material respects; and (2) the tax return information of the issuer included in this Form C-AR reflects accurately the information reported on the tax return for the issuer filed for the fiscal year ended December 31, 2017.

/s/ Arthur Hartunian
(Signature)

Napa Valley Limoncello Company, LLC
(Name)

Managing Member, Master Spirits Maker
(Title)

November 30, 2018

(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A
Financial Statements

NAPA VALLEY DISTILLERY 12-31-17

BALANCE SHEET

TOTAL ASSETS	TOTAL LIABILITIES
$5,802,673	$544,750

CURRENT ASSETS

Cash in Bank	$410,460
Bulk Spirits Inventory	$4,389,000
Packaged Goods (All lines)	$184,300
Pre Paid Expenses	$34,200
TOTAL	**$5,017,960**

CURRRENT LIABILITIES

Accounts Payable	$48,750
Taxes Payable	$75,600
Notes Payable (due within 12 months)	$255,400
Current Portion Long-term Debt	
Other current liabilities (specify)	$0
TOTAL	**$379,750**

FIXED ASSETS

Machinery & Equipment	$347,720
Furniture & Fixtures	$135,890
Leasehold Improvements	$301,103
Real Estate / Buildings	$0
Other	$0
TOTAL	**$784,713**

LONG-TERM LIABILITIES

Bank Loans Payable (greater than 12 months	$165,000
Less: Short-term Portion	$0
Notes Payable to Stockholders	$0
Other long-term debt (specify)	$0
TOTAL	**$165,000**

OTHER ASSETS

Trademarks	
Brands/Recipes	
Licenses and Location	$0
TOTAL	**$0**

OTHER LIBILITIES

	$0
	$0
	$0
TOTAL	**$0**

OWNERS EQUITY (NET WORTH)	**$5,257,923**
TOTAL LIABILITIES & NET WORTH	**$5,802,673**

Napa Valley Distillery
Profit and Loss
January - December 2017

		Total
Income		
Billable Expense Income		84.56
Club Sales		704,955.84
Discounts/Refunds		-3,219.38
Distillery Sales		351,657.80
Event Center Income		17,128.01
Events		4,175.00
Groupon Sales		26,563.12
Living Social Sales		724.75
Oxbow Sales		741,045.22
Phone Sales		14,562.98
Shipping Income		62,551.69
Tasting Sales		48.00
Travelscape Sales		192.00
Website & Phone Sales		146,510.00
Wholesale Sales		11,579.20
Total Income	$	2,077,557.48
Cost of Goods Sold		
Analysis & Testing		989.00
Bar Club COGS		51,157.12
Event Expenses		9,083.00
Freight - In		1,900.70
Purchases for Resale		262,245.02
Raw Materials		103,952.90
Produce		3,035.65
Spirits		37,679.76
Total Raw Materials	$	144,668.31
Shipping - Out		135,032.19
Shipping Supplies & Materials		10,566.04
Spirits Packaging		69,784.12
Subcontractors		160,479.19
Supplies & Materials		85,251.06
Total Cost of Goods Sold	$	963,065.05
Gross Profit	$	1,114,492.43
Expenses		
Advertising & Marketing		35,150.73
Bar Club		13,494.70
Distillery / Special Events		8,063.82
E-Commerce		1,912.42
Oxbow		1,811.56
Total Advertising & Marketing	$	60,433.22

Auto Expenses		4,651.53
Bank Charges		179.14
Bank Fees		1,352.82
Interest Expense		5,055.01
Merchant Services		56,333.54
Total Bank Charges	**$**	**62,920.51**
Business Gifts		3,901.06
Charitable Contributions		2,325.00
Computer Expenses		5,509.10
Dues & Subscriptions		2,835.81
Insurance		23,568.23
Auto		4,533.08
Commercial Property		1,342.00
Farm Excess Liability		187.50
Health		6,491.30
Liability		1,110.50
Total Insurance	**$**	**37,232.61**
Janitorial Services		
Distillery		4,580.88
Oxbow		500.00
Total Janitorial Services	**$**	**5,080.88**
Lease Payment		33,872.22
Legal & Professional Fees		
Accounting		13,055.51
Architect		7,649.83
Investment Activity		11,440.00
Legal Fees		10,122.13
Total Legal & Professional Fees	**$**	**42,267.47**
Licenses & Permits		24,964.00
Meals & Entertainment		13,149.35
Napa City Firefighters Charitable Fund		18,330.98
Office & Janitorial Supplies		7,227.27
Outsourced Labor		329.04
Payroll Expenses		
Taxes		26,359.17
Wages		301,102.17
Total Payroll Expenses	**$**	**327,461.34**
Postage & Delivery - Office		803.36
Purchases		5,190.00
Rent Expenses		
Barrell Storage		658.16
Distillery		135,830.78
Oxbow		65,989.36
Total Rent Expenses	**$**	**202,478.30**
Repair & Maintenance		
Distillery		22,205.00
Oxbow		6,347.58



Total Repair & Maintenance	$	28,553.46
Security		8,180.07
Software/Tech Subscriptions		18,166.79
Taxes Paid		85,963.68
Income Tax		9,577.33
Total Taxes Paid	$	95,541.01
Telephone & Internet		
Distillery		7,995.04
Oxbow		1,781.30
Total Telephone & Internet	$	9,776.34
Travel Expenses		10,525.77
Unapplied Cash Bill Payment Expense		1,125.00
Utilities		
Distillery		28,485.65
Oxbow		1,314.82
Total Utilities	$	29,800.47
Total Expenses	$	1,058,707.62
Net Operating Income	$	55,784.81
Other Income		
Insurance claims		32,544.38
Interest Earned		1.38
Other Income		297.60
Total Other Income	$	32,843.36
Other Expenses		
Reconciliation Discrepancies		
Total Other Expenses	$	0.00
Net Other Income	$	32,843.36
Net Income	$	88,628.17

ARTHUR HARTUNIAN
MANAGING MEMBER